# OPERATING AGREEMENT

# OF

# PHENOMIX SCIENCES LLC

**THE INTERESTS REFERRED TO IN THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933 OR ANY OTHER SECURITIES LAWS, STATE OR FEDERAL, AND SUCH INTERESTS MAY NOT BE TRANSFERRED WITHOUT APPROPRIATE REGISTRATION OR THE AVAILABILITY OF AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.**

**OPERATING AGREEMENT**
**OF**
**PHENOMIX SCIENCES LLC**

**THIS OPERATING AGREEMENT** (this "**Agreement**"), is made and entered into to be effective as of February __, 2018 (the "**Effective Date**"), by and among the Person(s) identified as the Initial Members on the signature page attached to this Agreement (hereinafter such person(s) are referred to collectively as the "**Members**" and individually as a "**Member**") and PHENOMIX SCIENCES LLC, a Minnesota limited liability company (the "**Company**").

## BACKGROUND

A. The Initial Members formed the Company by filing the Articles with the Minnesota Secretary of State on August 9, 2017, pursuant to Minnesota Statutes Chapter 322C.

B. Each Member (i) is familiar with the business plan of the Company, (ii) has reviewed this Agreement and has had the opportunity to consult with such Member's legal, tax and financial accounting advisors regarding this Agreement, and (iii) desires to enter into this Agreement effective as of the Effective Date with the intention that this Agreement be the Company's sole operating agreement for purposes of the Revised Act.

**NOW, THEREFORE,** in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, all of the Members hereby agree as follows:

## ARTICLE I
## DEFINITIONS

1.1 **Terms Defined Herein.**

(a) As used herein, the following terms have the following meanings:

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments: (i) increased for any amounts such Member is unconditionally obligated to restore and the amount of such Member's share of Company Minimum Gain and Member Minimum Gain after taking into account any changes during such year, including such sums that are deemed obligated to restore pursuant to Treasury Regulation § 1.704-2(g) and (i) or related regulations; and (ii) reduced by the items described in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Affiliate**" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have correlative meanings. A Person is an affiliate of an entity if such Person is a governor, director, manager, officer or legal representative of such entity, or if such Person has a material financial interest in such entity. An individual Person's Affiliates
à 剿 × 剿 × □ à □ ×
scendants and any Trust for any such individual Person's benefit.

"**Articles**" means the articles of organization of the Company originally filed with the Minnesota Secretary of State on August 9, 2017, and prepared pursuant to Section 322C.0201 of the Revised Act. A copy of the Company's Articles are attached as Exhibit A.

"**Available Cash**" means, subject to Section 322C.0405 of the Revised Act, the aggregate amount of cash on hand or in any bank, money market or similar accounts of the Company as of the end of each fiscal quarter, or other applicable period, derived from any source (other than Capital Contributions and Liquidation Proceeds) that the Board determines is available for distribution to the Members after taking into account any amount required or appropriate to maintain a reasonable amount of Reserves.

"**Bankruptcy**" with respect to any Person, means the entry of an order for relief with respect to such Person under the federal bankruptcy code (as set forth in Title 11 of the United States Code) or the insolvency of such Person under any state insolvency act.

"**Bona Fide Offer**" means a legally enforceable, written offer in good faith from a Person, other than an affiliate of the Member receiving such offer, financially capable of carrying out its terms, which offer shall be available for inspection upon request of any party.

"**Capital Account**" means the separate account established and maintained by the Company for each Member and each Transferee pursuant to Section 3.4.

"**Capital Contribution**" means with respect to a Member the total amount of cash and the agreed upon net Fair Value of property (or services, where an Interest in Company Capital is issued for such services) contributed by such Member (or such Member's predecessor in interest) to the Company for such Member's Interest.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company Capital**" means at any measuring date the aggregate Capital Accounts of all Members.

"**Company Minimum Gain**" has the same meaning as partnership minimum gain set forth in Treasury Regulation § 1.704-2(d)(1). Company Minimum Gain is determined, first, by computing for each Nonrecourse Debt any gain that the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability and, then, aggregating the separately computed gains. For purposes of computing gain, the Company will use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under Section 3.4. In any taxable year in which a Revaluation occurs, (i) if the Members' Capital Accounts are increased to reflect a revaluation of Company property subject to a Nonrecourse Debt, the net increase or decrease in Company Minimum Gain for such taxable year will be determined by: (1) calculating the net decrease or increase in Company Minimum Gain using the current year's book value and the prior year's amount of Company Minimum Gain; and (2) adding back any decrease in Company Minimum Gain arising solely from the Revaluation; and (ii) if the Members' Capital Accounts are decreased to reflect the Revaluation, the net increase or decrease in Company minimum gain is determined in the same manner as in the year before such taxable year, but by using book values of Company property rather than adjusted tax bases.

"**Covered Person**" means a person entitled to indemnification under Section 322C.0408 of the Revised Act.

"**Credits**" means all tax credits allowed by the Code with respect to activities of the Company.

"**Distributions**" means any distributions by the Company to the Members of Available Cash or Liquidation Proceeds or other amounts.

"**Fair Value**" of an asset means its fair market value as determined by the Board or as otherwise required by law, and taking Code § 7701(g) into account where required by Treasury Regulations.

"**Income**" and "**Loss**" mean, respectively, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a), except that for this purpose: (i) all items of income, gain, deduction or loss required to be separately stated by Code § 703(a)(1) will be included in taxable income or loss; (ii) tax exempt income will be added to taxable income or loss; (iii) any expenditures described in Code § 705(a)(2)(B) (or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing taxable income or loss will be subtracted; and (iv) taxable income or loss will be adjusted to reflect any item of income or loss specially allocated in ARTICLE IV.

"**Initial Capital Contributions**" means the Capital Contributions made by the Members pursuant to Section 3.1.

"**Initial Member**" means a Person who became a Member on the Effective Date by delivering their Initial Capital Contribution to the Company on or before the Effective Date and executing this Agreement to be effective as of the Effective Date.

"**Interest**" means all of a Member's rights and interests in the Company in such Member's capacity as a Member, all as provided in the Articles, this Agreement and the Revised Act, including the Member's interest in the capital, income, gain, deductions, losses, and credits of the Company represented by such Member's Units, or if separated, a Member's transferable interest. Unless otherwise expressly separated, a Member's Interest includes that Member's transferable interest under the Revised Act.

"**Liquidation Proceeds**" means all Property at the time of liquidation of the Company and all proceeds thereof.

"**Majority in Interest**" means any Member or group of Members holding an aggregate of more than fifty percent (50%) of the Units held by all Members entitled to vote.

"**Member Minimum Gain**" has the same meaning as partner nonrecourse debt minimum gain as set forth in Treasury Regulation § 1.704-2(i)(3). With respect to each Member Nonrecourse Debt, Member Minimum Gain will be determined by computing for each Member Nonrecourse Debt any gain that the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability. For purposes of computing gain, the Company will use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under Section 3.4. In any taxable year in which a Revaluation occurs, (i) if a Member's Capital Account is increased to reflect a revaluation of Company property subject to a Member Nonrecourse Debt, the net increase or decrease in Member Minimum Gain for such taxable year will be determined by: (1) calculating the net decrease or increase in Member Minimum Gain using the current year's book value and the prior year's amount of Member Minimum Gain; and (2) adding back any decrease in Member Minimum Gain arising solely from the Revaluation; and (ii) if a Member's Capital Account is decreased to reflect the Revaluation, the Member Minimum Gain is determined in the same manner as in the year before such taxable year, but by using book values of Company property rather than adjusted tax bases.

"**Member Nonrecourse Deductions**" has the same meaning as partner nonrecourse deductions set forth in Treasury Regulation § 1.704-2(i)(2). Generally, the amount of Member Nonrecourse

Deductions with respect to a Member Nonrecourse Debt for a fiscal year equals the net increase during the year in the amount of the Member Minimum Gain (determined in accordance with Treasury Regulation § 1.704-2(i)) reduced (but not below zero) by the aggregate Distributions made during the year of proceeds of Member Nonrecourse Debt and allocable to the increase in Member Minimum Gain determined according to the provisions of Treasury Regulation § 1.704-2(i).

"**Member**" has the meaning set forth in the Preamble and each Person who is subsequently admitted to the Company as a Member pursuant to Section 8.3 or Section 8.5, other than a Person who ceases to be a Member of the Company pursuant to Section 8.7. The name, address, aggregate Capital Contributions and Units of each Member is set forth on Schedule 1, as the same may adjusted from time to time as required or permitted by the provisions of this Agreement.

"**Nonrecourse Debt**" means a Company liability with respect to which no Member or a related person bears the economic risk of loss as determined under Treasury Regulation §§ 1.752-1(a)(2) and 1.752-2.

"**Nonrecourse Deductions**" has the same meaning as nonrecourse deductions set forth in Treasury Regulation § 1.704-2(c). Generally, the amount of Nonrecourse Deductions for a fiscal year equals the net increase in the amount of Company Minimum Gain (determined in accordance with Treasury Regulation § 1.704.2(d)) during such year reduced (but not below zero) by the aggregate Distributions made during the year of proceeds of a Nonrecourse Debt that are allocable to the increase in Company Minimum Gain, determined according to the provisions of Treasury Regulation § 1.704-2(c) and (h).

"**Officer**" means an individual designated as such by the Board, with the responsibilities and duties specified or delegated by the Board, including the offices set forth in Section 5.8.

"**Percentage Interest**" as to any Member means the percentage of Units held by such Member to the total number of Units outstanding.

"**Permitted Transferee**" means (a) any other Member, (b) any entity controlling, controlled by or under common control with the transferring Member, with "control" constituting the ability to control at least fifty-one (51%) of the voting power of such entity, directly or indirectly, (c) a member of the transferring Member's immediate family, which includes his or her spouse, children and spouse of children or grandchildren and spouse of grandchildren ("**Family Member(s)**"), or (d) an entity, a majority of the beneficial interests in which are held by the transferring Member or one or more Family Members of such Member. For purposes of this definition, the term "entity" means a corporation, partnership, limited liability company, trust (inter vivos or testamentary), or other legal entity.

"**Person**" means any individual, partnership, limited liability company, corporation, cooperative, trust or other entity.

"**Prime Rate**" means the Prime Rate published in the Wall Street Journal Money Rates column on the last business day of each month, which rate shall be deemed to be in effect for the entirety of such month.

"**Property**" means all property, including intellectual property, and all related assets that the Company may own or otherwise have an interest in from time to time.

"**Reserves**" means amounts set aside from time to time by the Board pursuant to Section 4.8.

"**Revaluation**" means the occurrence of any event described in clauses (i), (ii), (iii), (iv) or (v) of Section 3.4(c) as a result of which the book value of Property is adjusted by the Company to its Fair Value.

"**Revised Act Date**" means August 1, 2015.

"**Revised Act**" means the Minnesota Revised Uniform Limited Liability Company Act (Minn. Stat. §§ 322C.0101 *et. seq.*).

"**Super-Majority in Interest**" means any Member or group of Members holding an aggregate of more than 75% of the Units held by all Members entitled to vote. A Transferee who has not become a Substitute Member shall not be allowed to vote on any matter requiring Super-Majority in Interest, and any such Super-Majority in Interest vote shall exclude Transferees who have not become Substitute Members in computing the threshold required by this definition.

"**Tax Matters Member**" means the Person designated pursuant to Section 7.4 to represent the Company in matters before the Internal Revenue Service.

"**Transfer**" means (i) when used as a verb, to give, sell, exchange, assign, transfer, pledge, hypothecate, bequeath, devise or otherwise dispose of or encumber, and (ii) when used as a noun, the nouns corresponding to such verbs, in either case voluntarily or involuntarily, by operation of law or otherwise.

"**Treasury Regulations**" means the regulations promulgated by the Treasury Department with respect to the Code.

"**Unit(s)**" means an ownership interest in the Company issued in consideration of a Capital Contribution made as provided in Article III of this Agreement, issued in the form of Units in such classes as provided for in this Agreement.

(b) Each of the following terms is defined in the Section set forth opposite such term:

| **Term** | **Section** |
|---|---|
| Agreement | Preamble |
| Board | 5.1 |
| Bipartisan Budget Act | 7.4 |
| Business Opportunity | 5.10 |
| Company | Preamble |
| Confidential Information | 7.8(a) |
| Control Group | 8.8(a) |
| Effective Date | Preamble |
| First Option Period | 8.9(b) |
| Group | 5.2(a) |
| Governor | 5.1 |
| Minimum Gain Chargeback Requirement | 4.5(b) |
| Notice | 10.5 |
| Record Date | 3.2 |
| Sale Interests | 8.9(a) |
| Second Option Period | 8.9(c) |
| Securities Act | 10.1(b) |

| | |
|---|---|
| Selling Member | 8.9(a) |
| Substitute Member | 8.3(a) |
| Transferee | 8.2 |
| Transferor | 8.2 |

1.2 **Certain Interpretive Matters.** In construing this Agreement, it is the intent of the Members that:

(a) the captions of the articles, sections or subsections in this Agreement are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction;

(b) no consideration may be given to the fact or presumption that one party had a greater or lesser hand in drafting this Agreement;

(c) examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(d) the word "includes" and its derivatives means "includes, but is not limited to," and corresponding derivative expressions;

(e) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(f) the meanings of the defined terms are applicable to both the singular and plural forms thereof;

(g) all references to prices, values or monetary amounts refer to United States dollars;

(h) all references to articles, sections, paragraphs, clauses, exhibits or schedules refer to articles, sections, paragraphs and clauses of this Agreement, and to exhibits or schedules attached to this Agreement, unless expressly provided otherwise;

(i) each exhibit and schedule to this Agreement is a part of this Agreement and references to the term "Agreement" are deemed to include each such exhibit and schedule to this Agreement except to the extent that the context indicates otherwise, but if there is any conflict or inconsistency between the body of this Agreement and any exhibit or schedule, the provisions of the body of this Agreement will control;

(j) the words "this Agreement," "herein," "hereby," "hereunder," and words of similar import refer to this Agreement as a whole and not to any particular article, section or other subdivision, unless expressly so limited;

(k) the word "or" is disjunctive but not necessarily exclusive; and

(l) all references to agreements or laws are deemed to refer to such agreements or laws as amended or revised or as in effect at the applicable time, including corresponding provisions of future agreements or laws.

## ARTICLE II
## BUSINESS PURPOSES, OFFICES, AND RELATED MATTERS

2.1 **Name; Business Purpose**. The name of the Company is stated in the Articles. The Company will have general business purposes and may engage in such lawful businesses and activities as the Board of Governors may determine from time to time, without restriction, and to do any and all things necessary, appropriate or incidental thereto. The Company is formed only for the foregoing business purpose and will not be deemed to create any agreement among the Members with respect to any other activities whatsoever other than the activities within such business purpose.

2.2 **Powers**. In addition to the powers and privileges conferred upon the Company by law and those incidental thereto, the Company has the same powers as a natural person to do all things necessary or convenient to carry out its business and affairs.

2.3 **Principal Place of Business**. The principal executive office of the Company will be located at 2316 Baihly Hills Drive SW, Rochester, Minnesota, 55902, or at such other place as the Board may determine from time to time.

2.4 **Registered Office and Registered Agent**. The location of the registered office and the name of the registered agent (if any) of the Company in the State of Minnesota are stated in the Articles. The registered office and registered agent of the Company in the State of Minnesota may be changed, from time to time, by the Board.

2.5 **Amendment of the Articles**. The Company may amend the Articles at such time or times and in such manner as may be required by this Agreement or the Revised Act, as the case may be.

2.6 **Operating Agreement**. Subject only to Section 322C.0110 Subd. 2 and Subd. 3 of the Revised Act, the Members who are parties to this Agreement intend that this Agreement govern all aspects of the Company's business, activities and affairs, including without limitation: (a) the formation, operation, ownership, governance, management, and dissolution of the Company; (b) the allocation of income, receipts, gain, losses, deductions, credits, and Distributions; (c) the receipt of additional capital, admission of new Members and all valuation issues associated with the receipt of such additional capital and admission of Members; (d) the transfer or encumbrance of Interests and limitations on the transferability of Interests; (e) the specific types of activities that do not violate the duty of care, duty of loyalty or the duty of fair dealing and good faith, (f) any limitation of any fiduciary duty or any broadening of the scope of any indemnification or exculpation; and (f) any other matter related to the Company's business and affairs. Notwithstanding Section 322C.0102, Subd. 17 of the Revised Act, the Members acknowledge and agree that this Agreement shall be the Company's sole operating agreement for purposes of the Revised Act, in each case as hereafter amended from time to time pursuant to <u>Section 10.10</u>, including any exhibits to this Agreement, and at no time shall any operating agreement be created by oral or implied means. It is expressly intended that, during the entire term of this Agreement, the provisions of this Agreement shall supersede any provisions of the Revised Act, as they now exist or as may be subsequently amended or restated, that are inconsistent or conflict with the provisions of this Agreement to the maximum extent permitted by law.

2.7 **Ratification of Certain Acts**. The Company and each Initial Member hereby adopt, approve and ratify all actions taken by the Company's organizers.

## ARTICLE III
## CAPITAL CONTRIBUTIONS AND LOANS

3.1 **Capital Contributions; Non-Assessability**. Upon the execution of this Agreement, each Member will make an Initial Capital Contribution to the capital of the Company in the amount set forth opposite such Member's name on Schedule 1. Except as may otherwise be set forth in a Member's Contribution Agreement, no Member shall be required to make any contributions in excess of the amount stated in this Section 3.1 and Schedule 1.

3.2 **Reserved Units**. In order to entice key employees to accept employment with the Company, the Board, without any consent from the Members, shall have authority to issue Units or adopt one or more equity incentive plan(s) and grant Units or other quasi-equity interests thereunder in the form of options to purchase Units, restricted Units, and such other awards as deemed appropriate by the Board, including, without limitation, grants of any such equity in exchange for services designated as "profits interests" within the meaning of IRS Rev. Procs. 93-27 and 2001-43. Notwithstanding the foregoing, the total amount of equity issuances issuable pursuant to any such equity incentive plan shall not exceed, on a fully-diluted basis, 20.0% of the Company's total equity (the "Reserved Units"). Any Reserved Units not issued to key employees shall be issued to the founders, Andres Acosta and Michael Camilleri in equal amounts.

3.3 **Preemptive and Anti-Dilution Rights**. No Member, merely because of such Member's status as a Member or an owner of Units, shall have any preemptive rights to purchase any Units proposed to be sold or issued by the Company or anti-dilution rights to be issued additional Units of the Company. Nothing in this Agreement shall limit the right of the Company to grant, by contract or otherwise, preemptive, anti-dilution or first refusal rights to one or more Members.

3.4 **Capital Accounts**.

(a) A separate Capital Account will be maintained for each Member and each Transferee. Each Member's Capital Account will be (i) increased by (A) the amount of money contributed by such Member, (B) the Fair Value of property contributed by such Member (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code § 752), (C) allocations to such Member, pursuant to ARTICLE IV, of Company income and gain (or items thereof), and (D) to the extent not already netted out under clause (ii)(B) below, the amount of any Company liabilities assumed by the Member or which are secured by any property distributed to such Member; and (ii) decreased by (A) the amount of money distributed to such Member, (B) the Fair Value of property distributed to such Member (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code § 752), (C) allocations to such Member, pursuant to ARTICLE IV, of Company loss and deductions (or items thereof), and (D) to the extent not already netted out under clause (i)(B) above, the amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(b) If any Interest is transferred in accordance with the terms of this Agreement, the Transferee will succeed to the Capital Account of the Transferor to the extent it relates to the transferred Interest and the Capital Account of each Transferee will be increased and decreased in the manner set forth above.

(c) In the event of (i) an additional contribution by an existing or an additional Member of more than a *de minimis* amount that results in a shift in Percentage Interests, (ii) the distribution by the Company to a Member of more than a *de minimis* amount of property as consideration

for an Interest, (iii) the grant of more than a *de minimis* Interest in the Company as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity or by a new Member acting in a Member capacity or in anticipation of being a Member, (iv) in connection with the issuance by the Company of a noncompensatory option (other than an option for a *de minimis* Interest), or (v) the liquidation of the Company within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g), the book basis of the Property will be adjusted to Fair Value and the Capital Accounts of all the Members will be adjusted simultaneously to reflect the aggregate net adjustment to book basis as if the Company recognized gain or loss equal to the amount of such aggregate net adjustment; provided, however, that the adjustments resulting from clauses (i), (ii), (iii) or (iv) above will be made only if the Members determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members.

(d) If any Property is subject to Code § 704(c) or is revalued on the books of the Company in accordance with the preceding paragraph pursuant to § 1.704-1(b)(2)(iv)(f) of the Treasury Regulations, the Members' Capital Accounts will be adjusted in accordance with § 1.704-1(b)(2)(iv)(g) of the Treasury Regulations for allocations to the Members of depreciation, amortization and gain or loss, as computed for book purposes (and not tax purposes) with respect to such Property.

(e) The foregoing provisions of this Section 3.4 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation § 1.704-1(b) and 1.704-2, and will be interpreted and applied in a manner consistent with such Treasury Regulations. If it is determined by the Board that it is prudent or advisable to modify the manner in which the Capital Accounts, or any increases or decreases thereto, are computed in order to comply with such Treasury Regulations, the Board may cause such modification to be made provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company, and upon any such determination by the Board, the Board is empowered to amend or modify this Agreement, notwithstanding any other provision of this Agreement.

3.5 **Capital Withdrawal Rights, Interest and Priority**. Except as expressly provided in this Agreement, no Member is entitled to withdraw or reduce such Member's Capital Account or to receive any Distributions. No Member is entitled to demand or receive any Distribution in any form other than in cash. No Member is entitled to receive or be credited with any interest on the balance in such Member's Capital Account at any time. Except as may be otherwise expressly provided herein, no Member has any priority over any other Member as to the return of the balance in such Member's Capital Account.

3.6 **Loans**. Any Member may make a loan to the Company in such amounts, at such times and on such terms and conditions as may be approved by the Board. Loans by any Member to the Company will not be considered contributions to the capital of the Company. Any loan for which an interest rate is not otherwise expressly provided for in writing shall bear interest at the Prime Rate.

---

## ARTICLE IV
## ALLOCATIONS AND DISTRIBUTIONS

4.1 **Non-Liquidation Cash Distributions**. The amount, if any, of Available Cash will be determined by the Board at least annually and will be distributed to the Members within 45 days following the end of each calendar year in accordance with their respective Percentage Interests. Notwithstanding the foregoing, the Board will use its best efforts to declare and cause the Company to make distributions sufficient in amount for the Members to pay the federal and state income taxes on the income allocated to such Members under this Agreement, net of any tax benefits produced by losses, deductions and credits that are allocated to such Members under this Agreement. The Board will use its

best efforts to make such distributions either during its taxable year or during the three months after the end of its taxable year. The Board will establish, from time to time as appropriate, the assumed taxable rate (which will be the same for all Members and will be the combined federal and state taxable rate the Board determines appropriate taking into consideration such factors as the Board deems appropriate, including but not limited to the various jurisdictions in which the Members reside and the presumed marginal tax rate of the Members) to be used to calculate the amount of these distributions. The Company's obligation to make such tax-related distributions is subject, however, to the reasonable needs of the Company as determined by the Board to maintain sufficient funds for working capital and business needs so as not to impair the ability of the Company to continue its business operations in the ordinary course.

4.2 **Liquidation Distributions**. Liquidation Proceeds will be distributed in the following order of priority:

(a) First, to discharge any obligations to creditors or any contractual obligations coming due as a result of the liquidation of the Company.

(b) Second, and notwithstanding Section 322C.0707, Subd. 2 of the Revised Act, to all Members in accordance with their respective Percentage Interests.

4.3 **Income, Losses and Distributive Shares of Tax Items**. The Company's Income or Loss, as the case may be, for each fiscal year of the Company, as determined in accordance with such method of accounting as may be adopted for the Company pursuant to ARTICLE VI, will be allocated to the Members for both financial accounting and income tax purposes as set forth in this ARTICLE IV, except as otherwise provided for herein or unless all Members agree otherwise.

4.4 **Allocation of Income, Loss and Credits.**

(a) Income or Loss (other than from transactions in liquidation of the Company) and Credits for each fiscal year will be allocated among the Members in accordance with their Percentage Interests. To the extent there is any change in the respective Percentage Interests of the Members during the year, Income, Loss and Credits will be allocated among the pre-adjustment and post-adjustment periods as provided in Section 4.5(k).

(b) Income from transactions in liquidation of the Company will be allocated among the Members in the following order of priority:

(i) first to those Members, if any, with negative Capital Account balances (determined prior to taking into account any Distributions pursuant to Section 4.2) in the ratio that such negative balances bear to each other until all such Members' Capital Account balances equal zero; then

(ii) the remainder to the Members in accordance with their respective Percentage Interests.

(c) Losses from transactions in liquidation of the Company will be allocated among the Members in the following order of priority:

(i) first to those Members, if any, with positive Capital Account balances (determined prior to taking into account any Distributions pursuant to Section 4.2) in the ratio that

such positive balances bear to each other until all such Members' Capital Account balances equal zero; then

(ii) the remainder to the Members in accordance with their respective Percentage Interests.

4.5 **Special Rules.** Notwithstanding the foregoing allocation provisions of ARTICLE IV, the following special rules apply:

(a) **Tax Allocations; § 704(c) and Revaluation Allocations.** Other than as provided in this Section 4.5(a), items of income, gain, deduction and loss determined for income tax purposes shall be allocated, to the extent possible and except as otherwise provided herein, in the same proportions as corresponding items that enter into the calculation of Income and Loss. In accordance with Code § 704(c) and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company will, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value at the time of contribution. Similarly, in the event of a Revaluation, subsequent allocations of income, gain, loss and deduction with respect to such property will take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value immediately after the adjustment in the same manner as under Code § 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations must be made by the Members in a manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.5(a) are solely for income tax purposes and will not affect, or in any way be taken into account in computing, for book purposes, any Member's Capital Account or share of Income or Loss, pursuant to any provision of this Agreement.

(b) **Minimum Gain Chargeback.** Notwithstanding any other provision of this ARTICLE IV, if there is a net decrease in Company Minimum Gain during a Company taxable year, each Member will be allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to that Member's share of the net decrease in Company Minimum Gain during such year (hereinafter referred to as the "**Minimum Gain Chargeback Requirement**"). A Member's share of the net decrease in Company Minimum Gain is the amount of the total decrease multiplied by the Member's percentage share of the Company Minimum Gain at the end of the immediately preceding taxable year. A Member is not subject to the Minimum Gain Chargeback Requirement to the extent: (i) the Member's share of the net decrease in Company Minimum Gain is caused by a guarantee, refinancing or other change in the debt instrument causing it to become partially or wholly recourse debt or a Member Nonrecourse Debt, and the Member bears the economic risk of loss for the newly guaranteed, refinanced or otherwise changed liability; (ii) the Member contributes capital to the Company that is used to repay the Nonrecourse Debt and the Member's share of the net decrease in Company Minimum Gain results from the repayment; or (iii) the Minimum Gain Chargeback Requirement would cause a distortion and the Commissioner of the Internal Revenue Service waives such requirement. A Member's share of Company Minimum Gain will be computed in accordance with Treasury Regulation § 1.704-2(g) and as of the end of any Company taxable year will equal: (1) the sum of the Nonrecourse Deductions allocated to that Member up to that time and the Distributions made to that Member up to that time of proceeds of a Nonrecourse Debt allocable to an increase of Company Minimum Gain, minus (2) the sum of that Member's aggregate share of net decrease in Company Minimum Gain plus that Member's aggregate share of decreases resulting from revaluations of any Property subject to Nonrecourse Debts. In addition, a Member's share of Company Minimum Gain will be adjusted for the conversion of recourse and Member Nonrecourse Debts into Nonrecourse Debts in accordance with Treasury Regulation § 1.704-2(g)(3). In computing the above, amounts allocated or distributed to the Member's predecessor in interest

will be taken into account. Allocations shall be determined in accordance with Treasury Regulation § 1.704-2(j).

(c) **Member Minimum Gain Chargeback**. Notwithstanding any other provision of this Article IV other than Section 4.5(b) if there is a net decrease in Member Minimum Gain during a Company taxable year, each Member who has a share of the Member Minimum Gain (determined under Treasury Regulation § 1.704-2(i)(5) as of the beginning of the year) will be allocated items of income and gain for such year (and, if necessary, for subsequent years) equal to that Member's share of the net decrease in Member Minimum Gain. In accordance with Treasury Regulation § 1.704-2(i)(4), a Member is not subject to this Member Minimum Gain Chargeback requirement to the extent the net decrease in Member Minimum Gain arises because the liability ceases to be Member Nonrecourse Debt due to a conversion, refinancing or other change in the debt instrument that causes it to be partially or wholly a Nonrecourse Debt. The amount that would otherwise be subject to the Member Minimum Gain Chargeback requirement is added to the Member's share of Company Minimum Gain.

(d) **Qualified Income Offset**. If any Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), that causes or increases such Member's Adjusted Capital Account Deficit, items of Company income and gain will be specially allocated to such Member in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible, provided that an allocation under this Section 4.5(d) may be made if and only to the extent such Member would have an Adjusted Capital Account Deficit after all other allocations under this ARTICLE IV have been made.

(e) **Nonrecourse Deductions**. Nonrecourse Deductions for any fiscal year or other period will be allocated to the Members in proportion to their Percentage Interests.

(f) **Member Nonrecourse Deductions**. Any Member Nonrecourse Deductions will be allocated to the Member who bears the risk of loss with respect to the loan to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation § 1.704-2(i).

(g) **Curative Allocations**. Any special allocations of items of income, gain, deduction or loss pursuant to Sections 4.5(b), (c), (d), (e) and (f) will be taken into account in computing subsequent allocations of income and gain pursuant to this ARTICLE IV, so that the net amount of any items so allocated and all other items allocated to each Member pursuant to this ARTICLE IV are, to the extent possible, equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this ARTICLE IV if such adjustments, allocations or distributions had not occurred. In addition, allocations pursuant to this Section 4.5(g) with respect to Nonrecourse Deductions in Section 4.5(e) and Member Nonrecourse Deductions in Section 4.5(f) will be deferred to the extent the Board reasonably determines that such allocations are likely to be offset by subsequent allocations of Company Minimum Gain or Member Minimum Gain, respectively.

(h) **Loss Allocation Limitation**. Notwithstanding the other provisions of this ARTICLE IV, unless otherwise agreed to by all of the Members, no Member may be allocated Loss in any taxable year that would cause or increase an Adjusted Capital Account Deficit as of the end of such taxable year.

(i) **Share of Nonrecourse Liabilities**. Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulation § 1.752-3(a)(3), each Member's interest in Company profits is equal to such Member's respective Percentage Interest.

(j) **Compliance with Treasury Regulations**. The foregoing provisions of this Section 4.5 are intended to comply with Treasury Regulation § 1.704-1(b), 1.704-2 and 1.752-1 through 1.752-5, and must be interpreted and applied in a manner consistent with such Treasury Regulations. If it is determined by the Board that it is prudent or advisable to amend this Agreement in order comply with such Treasury Regulations, the Board is empowered to amend or modify this Agreement, notwithstanding any other provision of this Agreement.

(k) **General Allocation Provisions.** Except as otherwise provided in this Agreement, all items that are components of Income or Loss will be divided among the Members in the same proportions as they share such Income or Loss, as the case may be, for the year. For purposes of determining the Income, Loss or any other items for any period, Income, Loss or any such other items will be determined on a daily, monthly or other basis, as determined by the Board using any permissible method under Code § 706 and the Treasury Regulations thereunder.

4.6 **No Priority**. Except as may be otherwise expressly provided herein, no Member has priority over any other Member as to Company capital, income, gain, deductions, loss, credits or Distributions.

4.7 **Tax Withholding**. Notwithstanding any other provision of this Agreement, the Board is authorized to take any action that they determine to be necessary or appropriate to cause the Company to comply with any withholding requirements established under any federal, state or local tax law, including withholding on any Distribution to any Member. For all purposes of this ARTICLE IV, any amount withheld on any Distribution and paid over to the appropriate governmental body will be treated as if such amount had in fact been distributed to the Member.

4.8 **Reserves**. The Board may establish, maintain and expend Reserves to provide for working capital, for future maintenance, repair or replacement of any Property, for debt service, for future investments and for such other purposes as the Board may deem necessary or advisable.

## ARTICLE V
## BOARD MANAGEMENT

5.1 **Management by the Board of Governors**. The business, activities and affairs of the Company shall be managed by and under the direction of the board of governors (the "**Board**"), and, except as expressly set forth in this Agreement, all matters relating to the activities of the Company shall be decided exclusively by the Board. The Company shall be a "board-managed limited liability company" as that term is defined in Section 322C.0102 Subd. 4 of the Revised Act. The Board shall be composed of natural Persons (each a "**Governor**") who shall be appointed in accordance with the provisions of Section 5.2.

5.2 **Board Composition; Term, Removal, Resignation, Vacancies, Election.**

(a) **Composition.** Andres Acosta shall serve as the initial Governor and Chairman of the Board of the Company (the "Chairman"). Any vacancy in the office of a Governor for any reason (including as a result of such Governor's death, resignation, retirement or removal pursuant to this Section) shall be filled by the Chairman. Unless a Governor resigns, dies, retires or is removed in accordance with this Section, each Governor shall hold office until a successor shall have been duly appointed by the appointing Members.

(b) **Term.** Subject to the provisions of Sections 5.2 (a) and (b), each Governor shall serve for an indefinite term. A Governor shall hold office until his/her successor is elected and has qualified or until the earlier death, resignation, removal or disqualification of the Governor.

(c) **Vacancies.** Subject to the provisions of Sections 5.2 (a) and (b) vacancies on the Board resulting from the death, resignation, removal or disqualification of a Governor shall be filled by the Chairman without any action by the Members. No notice to Members of a vacancy is required. New governerships may be created by the Chairman, without any action by the Governors or Members, and vacancies on the Board resulting from newly-created governorships may be filled by the Chairman. Each person elected to fill a vacancy shall hold office until a qualified successor is elected by the Chairman. The existence of vacancies does not affect the power of the Board to function if at least one Governor remains in office.

(d) **Election and Removal.** Governors shall be elected and removed by the Chairman.

(e) **Disqualification.** A Governor does not need to be a Member.

5.3 **Board Meetings.**

(a) **Generally.** The Board shall meet at such time and at such place as the Board may designate. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all Governors participating in the meeting to hear each other, at the offices of the Company or such other place (either within or outside the State of Minnesota) as may be determined from time to time by the Board. Written notice of each meeting of the Board shall be given to each Governor at least ten days prior to each such meeting, unless notice of such meeting is waived in writing by each Governor who did not receive at least 10 days' prior notice of the meeting. The purpose of the meeting need not be stated. If the day or date, time, and place of a Board meeting has been provided in a Board resolution, or announced at a previous meeting of the Board, no notice is required. Notice of an adjourned meeting need not be given other than by announcement at the meeting at which adjournment is taken.

(b) **Special Meetings.** Special meetings of the Board shall be held on the call of any Governor upon at least three days written notice (if the meeting is to be held in person) or one day written notice (if the meeting is to be held by telephone communications or video conference) to the Governors, or upon such shorter notice as may be approved by all the Governors. The purpose of the meeting need not be stated. Any Governor may waive such notice as to himself or herself.

(c) **Method of Notice.** Notice may be: (i) mailed to the Governor at an address designated by the Governor or at the last known address of the Governor; (ii) deposited with a nationally recognized overnight delivery service for overnight delivery or, if overnight delivery to the Governor is not available, for delivery as promptly as practicable to the Governor at an address designated by the

Governor or at the last known address of the Governor; (iii) communicated to the Governor orally; (iv) handed to the Governor; (v) given by facsimile communication, electronic mail, or any other form of electronic communication, if the Governor has consented in a record to receive notice by such means; or (vi) by any other means determined by Members holding a majority of the voting power of the Members.

(d) **Time of Notice**. Notice is deemed given if by: (i) mail, when deposited in the United States mail with sufficient postage affixed; (ii) deposited for delivery, when deposited for delivery with delivery charges prepaid or otherwise provided for by the sender; (iii) facsimile communication, when directed to a telephone number at which the Governor has consented in a record to receive notice; (iv) electronic mail, when directed to an electronic mail address at which the Governor has consented in a record to receive notice; and (v) any other form of electronic communication by which the Governor has consented in a record to receive notice, when directed to the Governor.

(e) **Attendance and Waiver of Notice**. A Governor may waive notice of a meeting of the Board. A waiver of notice by a Governor entitled to notice is effective whether given before, at, or after the meeting, and whether given in a record, orally, or by attendance. Attendance by a Governor at a meeting is a waiver of notice of that meeting, except where the Governor objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not participate in the meeting after the objection.

5.4 **Quorum; Manner of Acting.**

(a) **Quorum**. A majority of the Governors serving on the Board shall constitute a quorum for the transaction of business of the Board. If a quorum is not be present at any meeting of the Board, then the Governors present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. If a quorum is present when a duly called or held meeting is convened, the Governors present may continue to transact business until adjournment, even though the withdrawal of a number of the Governors originally present leaves less than the proportion or number otherwise required for a quorum.

(b) **Electronic Meetings**. Any Board meeting may be conducted solely by one or more means of remote communication through which all of the Governors may participate with each other during the meeting, if the number of Governors participating in the meeting would be sufficient to constitute a quorum. Participation in a meeting by that means constitutes presence in person at the meeting.

(c) **Participation**. A Governor may participate in a Board meeting by means of remote communication, through which the Governor, other Governors so participating, and all Governors physically present at the meeting may participate with each other during the meeting. Participation in a meeting by that means constitutes presence in person at the meeting.

(d) **Binding Act**. Each Governor shall have one vote on all matters submitted to the Board or any committee thereof. The Board shall take action by the affirmative vote of a majority of the Governors present at a duly held meeting.

5.5 **Action By Written Consent**. An action required or permitted to be taken at a Board meeting may be taken by written action signed (including approval by electronic communications) by the number of Governors that would be required to take the same action at a meeting of the Board at which all Governors were present. The written action is effective when signed by the required number of Governors, unless a different effective time (which may be before or after the time when the minimum number of signatures is received) is provided in the written action. When written action is taken by less

than all Governors, all Governors must be notified promptly (either orally, in writing or by electronic communication) of its text and effective date. Failure to provide the notice does not invalidate the written action. A Governor who does not sign or consent or approve by electronic communication the written action has no liability for the action or actions taken by the written action.

5.6 **Compensation; No Employment.**

(a) Each Governor shall be reimbursed for his reasonable out-of-pocket expenses incurred in the performance of his duties as a Governor, pursuant to such policies as from time to time established by the Board. Nothing contained in this Section 5.6 shall be construed to preclude any Governor from serving the Company in any other capacity and receiving reasonable compensation for such services.

(b) This Agreement does not, and is not intended to, confer upon any Governor any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Governor.

5.7 **Committees.**

(a) **Establishment.** The Board may, by resolution, designate from among the Governors one or more committees, each of which shall be comprised of one or more Governors; provided, that in no event may the Board designate any committee with all of the authority of the Board. Subject to the immediately preceding proviso, any such committee, to the extent provided in the resolution forming such committee, shall have and may exercise the authority of the Board, subject to the limitations set forth in Section 5.7(b). The Board may dissolve any committee or remove any member of a committee at any time.

(b) **Limitation of Authority.** No committee of the Board shall have the authority of the Board in reference to:

(i) authorizing or making Distributions to the Members;

(ii) authorizing the issuance of Interests;

(iii) approving a plan of merger, exchange of conversion or domestication to another domicile or sale of the Company;

(iv) recommending to the Members a voluntary dissolution of the Company or a revocation thereof;

~~(v) filling vacancies in the Board; or~~

(vi) altering or repealing any resolution of the Board that by its terms provides that it shall not be so amendable or repealable.

5.8 **Officers.**

(a) **Board Approval.** The Board may appoint individuals as Officers of the Company as it deems necessary or desirable to carry on the business of the Company and the Board may delegate to such Officers such power and authority as the Board deems advisable. No Officer need be a Member or Governor. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Board or until his or her earlier death, resignation or removal. Any Officer may resign at any time upon written notice to the Board. Any Officer may be removed by the Board (acting by majority vote of all Governors other than the Officer being considered for removal, if applicable) with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Board.

(b) **Chairman of the Board.** If the Board designates a person as "Chairman of the Board," that person shall, unless otherwise specified by the Board (i) serve as an agent of the Company at the will of the Board, without prejudice to any rights the person may have under a contract with Company; and (ii) perform such duties and possess such powers as are assigned by the Board. Andres Acosta shall serve as the initial Chairman of the Board.

(c) **Chief Executive Officer.** If the Board designates a person as "chief manager," "president," "chief executive officer," "CEO," or another title of similar import, that person shall, unless otherwise specified by the Board (i) serve as an agent of the Company at the will of the Board, without prejudice to any rights the person may have under a contract with Company; (ii) have general active management of the business of the Company, subject to the supervision and control of the Board; (iii) see that all orders and resolutions of the Board are carried into effect; (iv) sign and deliver in the name of the Company any deeds, mortgages, bonds, contracts, or other instruments pertaining to the business of the Company, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated by the Board to some other Officer or agent of the Company; (v) maintain records of and, whenever necessary, certify all proceedings of the Governors and the Members; and (vi) perform other duties prescribed by the Board.

(d) **Chief Financial Officer.** If the Board designates a person as "treasurer," "chief financial officer," "CFO," or another title of similar import, that person shall, unless otherwise specified by the Board (i) serve as an agent of the Company at the will of the Board, without prejudice to any rights the person may have under a contract with the Company; (ii) keep or oversee the keeping of accurate financial records for the Company; (iii) deposit or oversee the deposit of all money, drafts, and checks in the name of and to the credit of the Company in the banks and depositories designated or permitted by the Board; (iv) endorse or oversee the endorsement for deposit all notes, checks, and drafts received by the Company as ordered by the Board or delegated as permitted by the Board, making proper vouchers for them when necessary; (v) disburse or oversee the disbursement of Company funds and issue or oversee the issuance of checks and drafts in the name of the Company, as ordered by the Board; (vi) give to the Chief Executive Officer and the Board, whenever requested, an account of all transactions by the Chief Financial Officer and of the financial condition of the Company; and (vii) perform other duties prescribed by the Board or by the Chief Executive Officer.

(e) **Chief Operations Officer.** If the Board designates a person as "chief operations officer," "COO," or another title of similar import, the person shall, unless otherwise specified by the board (i) serve as an agent of the Company at the will of the Board, without prejudice to any rights the person may have under a contract with Company; and (ii) have general charge of and direct the operations of the Company and shall be the chief operating officer of the Company, subject to the control of the Members, the Chief Executive Officer, and the terms of any employment agreement or other agreement between the Chief Operations Officer and the Company.

(f) **Secretary**. The Secretary shall be Secretary of and attend all meetings of the Members and Governors and may record the proceedings of such meetings in the minute book of the Company, and whenever necessary certify such proceedings. The Secretary shall give proper notice of meetings of Members and Governors and shall perform such other duties as may be prescribed by the Chief Executive Officer from time to time.

(g) **Vice President**. Each Vice President shall have such powers and shall perform such duties as may be prescribed by the Chief Executive Officer.

(h) **Delegation**. Unless prohibited by the Board, an Officer may, without the approval of the Board, delegate some or all of the duties and powers of an office to other persons. An Officer who delegates the duties or powers of an office is subject to the standard of conduct for an Officer stated in this Agreement with respect to: (1) the act of delegation; and (2) the supervision of persons to whom those duties and powers are so delegated.

(i) **Initial Officers**. The following individuals shall hold the office set forth next to their name until such Officer's resignation, removal or death:

| | |
|---|---|
| Andres Acosta | Chairman of the Board |
| Andres Acosta | Chief Executive Officer |
| Andres Acosta | Chief Financial Officer/Treasurer/Secretary |

5.9 **Duty of Care of Officers and Governors**. Subject to the business judgment rule, the duty of care of a Governor or an Officer in the conduct of the Company's activities is to act with the care that a person in a like position would reasonably exercise under similar circumstances and in a manner the Governor or Officer reasonably believes to be in the best interests of the Company. In discharging this duty, the Governor or Officer may rely in good faith on opinions, reports, statements, or other information provided by another person that the Governor or Officer reasonably believes is a competent and reliable source for the information. With respect to the duty of care set forth in this Section 0, in accordance with Section 322C.0110 Subd. 7 of the Revised Act, no Governor or Officer of the Company shall be liable for any money damages to the Company or to any Member, unless the Governor or Officer has engaged in intentional misconduct or a knowing violation of the law.

5.10 **Duty of Loyalty**. The duty of loyalty of the Governors of the Company includes the following duties:

(a) to account to the Company and to hold as trustee for it any property, profit, or benefit derived by the Governor:

(i) in the conduct or winding up of the Company's activities;

(ii) from a use by the Governor of the Company's property; or

(iii) from the appropriation of a limited liability company opportunity;

(b) to refrain from dealing with the Company in the conduct or winding up of the Company's activities as or on behalf of a person having an interest adverse to the Company; and

(c) to refrain from competing with the Company in the conduct of the Company's activities before the dissolution of the Company.

Notwithstanding the foregoing, if, outside of a Governor's role as Governor of the Company, a Governor or any of its Affiliates is offered or discovers a business opportunity of the type and character that is consistent with the business of the Company (a "**Business Opportunity**"), such Governor or any such Affiliate shall be free to pursue such Business Opportunity, in its sole discretion, and not be under any obligation to offer to the Company the right to pursue such Business Opportunity for the benefit of the Company.

5.11 **No Personal Liability**. Except as otherwise provided by applicable law or as expressly set forth in this Agreement, the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise (a) are solely the debts, obligations or other liabilities of the Company, and (b) do not become the debts, obligations or other liabilities of a Governor or an Officer solely by reason of such Governor acting as a governor or of such Officer acting as an officer; provided that any repeal of this provision as a matter of law or any modification of this subpart by the Members shall be prospective only, and shall not adversely affect any limitation on the personal liability of any Governor or any Officer existing at the time of such repeal or modification.

5.12 **Execution of Documents Filed with Minnesota**. Any Officer authorized by the Board is authorized to execute and file with the Minnesota Secretary of State any document permitted or required by the Revised Act. Such documents may be executed and filed only after the Board and/or the Members (to the extent required by this Agreement or the Revised Act) have approved or consented to such action in the manner provided herein.

5.13 **Indemnification; Covered Persons; Limitation of Liability.**

(a) **Conduct of Covered Persons**. A Covered Person shall be deemed to have acted in "good faith" within the meaning of the Act if such person acted in reliance upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Income or Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another Member; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence.

(b) **Limitation**. In accordance with Section 322C.0110 Subd. 7 of the Revised Act, no Person will be liable to the Company or its Members for any loss, damage, liability, or expense on account of any action taken or omitted to be taken by such Person as a Governor or Member, other than for: (i) breach of the duty of loyalty in contravention of this Agreement; (ii) a financial benefit received by the Member or Governor to which the Member or Manager is not entitled; (iii) a breach of a duty under Section 322C.0406 of the Revised Act; (iv) intentional infliction of harm on the Company or a Member; or (v) an intentional violation of criminal law. If the Revised Act is hereafter amended to authorize the further elimination or limitation of the liability of a Governor then, without requiring any action by the Members, the liability of each Governor shall be further limited to the fullest extent permitted by the amended Revised Act. Any repeal of this provision as a matter of law or any modification of this subpart by the Members shall be prospective only, and shall not adversely affect any limitation on the personal liability of any Governor existing at the time of such repeal or modification.

(c) **Additional Limitation on Indemnification**. Except as otherwise determined by the Board, the Company shall not be required to indemnify a Person or advance expenses in connection

with a proceeding (or part thereof) covered by Section 322C.0408 of the Revised Act if such proceeding (or part thereof) was commenced by such Person.

(d) **Right to Indemnification and Advancement**. The Company shall indemnify and advance expenses to the Governors, the Officers and other persons acting in their "official capacity" (as defined in Section 322C.0408 of the Revised Act) with respect to "proceedings" (as defined in Section 322C.0408 of the Revised Act) to the fullest extent required by Section 322C.0408 of the Revised Act for actions thereafter.

## ARTICLE VI
## MEMBERS

6.1 **Meetings of Members; Place of Meetings**. Except as provided in Section 6.4, all decisions of the Members will be made at a meeting duly held in accordance with this ARTICLE VI. Meetings of the Members may be held for any purpose or purposes, unless otherwise prohibited by law or by the Articles, and may be called by the Board or Members holding not less than twenty percent (20%) of the Percentage Interests. All meetings of the Members will be held at the principal office of the Company or, if called by the Board, at such other place, within or outside the State of Minnesota, as is designated from time to time by the Members and stated in the notice of the meeting or in a duly executed waiver of the notice thereof. Members may participate in a meeting of the Members by means of telephone conference or similar communications equipment whereby all Members participating in the meeting can hear each other and participation in a meeting in this manner constitutes presence in person at the meeting.

6.2 **Quorum**. The presence, in person or by proxy, of a Majority in Interest constitutes a quorum for the transaction of business by the Members. If less than a Majority in Interest are represented at a meeting, a majority of the Interests so represented may adjourn the meeting to a specified date not longer than 90 days after such adjournment, without further notice. At such adjourned meeting at which a quorum is present or represented by proxy, any business may be transacted that might have been transacted at the meeting as originally noticed. The Members present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of Members such that the remaining Members constitute less than a quorum. At any time, if there is no Person with the right to vote or to participate in the management of the business and affairs of the Company with respect to a particular Interest, then the Percentage Interest represented by such Interest will be disregarded for the purposes of determining whether a quorum is present at a meeting of Members and the requisite Percentage Interest necessary for a valid decision of the Members has been obtained.

6.3 **Proxies**. At any meeting of the Members, every Member having the right to vote thereat will be entitled to vote in person or by proxy appointed by an instrument in writing signed by such Member and bearing a date not more than three years prior to such meeting.

6.4 **Action Without Meeting**. Any action required or permitted to be taken at any meeting of the Members of the Company may be taken without a meeting if the action is evidenced by one or more written consents setting forth the action to be taken and signed by Members holding Percentage Interests sufficient to cause the action to be taken at a meeting of the Members at which all Members were present.

6.5 **Notice of Meetings**. Notice stating the place, day, hour and the purpose for which the meeting is called must be given, not less than 10 days nor more than 60 days before the date of the meeting, by or at the direction of the Board or Members calling the meeting, to each Member entitled to vote at such meeting. A Member's attendance at a meeting:

(a) waives objection to lack of notice or defective notice of the meeting, unless such Member, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting; and

(b) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the notice of meeting, unless such Member objects to considering the matter when it is presented.

6.6 **Waiver of Notice.** When any notice is required to be given to any Member of the Company hereunder, a waiver thereof in writing signed by the Member entitled to such notice, whether before, at, or after the time stated therein, is equivalent to the giving of such notice.

6.7 **Voting by Entity Members.** In the case of a Member that is a corporation, its Interest may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine. In the case of a Member that is a general or limited partnership, its Interest may be voted, in person or by proxy, by such Person as is designated by such Member. In the case of a Member that is another limited liability company, its Interest may be voted, in person or by proxy, by such Person as is designated by the operating agreement or limited liability company agreement of such other limited liability company, or, in the absence of such designation, by such Person as is designated by the limited liability company. In the case of a Member that is an entity other than a corporation, partnership or limited liability company, its Interest may be voted by a natural Person designating to vote on behalf of such entity by the organizational documents and rules and regulations governing such entity Member.

6.8 **Voting Requirement.**

(a) Notwithstanding anything to the contrary in the Revised Act, and solely to the extent authorized in this Agreement, each Member has the right to vote in proportion to such Member's Percentage Interest. Except as otherwise expressly provided in this Agreement, the affirmative vote of a Majority in Interest is required for a valid decision of the Members. Except as expressly set forth herein, this standard represents the voting power required to take action at a duly called meeting pursuant to Section 322C.0407 Subd. 5 of the Revised Act.

(b) In addition to those matters specified elsewhere in this Agreement requiring the approval of at least a Majority in Interest of the Members, including a voluntary dissolution pursuant to Section 9.1(a)(i) or an amendment of this Agreement pursuant to Section 10.10(a), the affirmative vote of a Super-Majority in Interest is required to:

(i) sell, lease, exchange or otherwise dispose of all, or substantially all, of the Company's Property with or without the good will, outside the ordinary course of the Company's activities;

(ii) approve a merger, conversion, or domestication under Sections 322C.1001 to 322C.1015 of the Revised Act;

(iii) change of the status of the Company from a board-managed limited liability company to a manager-managed limited liability company or a member-managed limited liability company (in each case, as those terms are defined in Section 322C.0102 of the Revised Act);

(iv) amend Section 5.2 (a) or (b); and

(v) issue additional Interests in accordance with Section 8.5.

(c) At any time that no Person has the right to vote or to participate in the management of the business and affairs of the Company with respect to the Interest held by such Member, then the Percentage Interest represented by such Interest will be disregarded in determining whether the requisite percentage necessary for a valid decision of the Members has been obtained, with the effect that such Interest will be treated as if such Interest had not been issued and the requisite percentage necessary for a valid decision will be applied against the remaining Interests.

6.9 **Minutes of Meetings and Record of Other Actions**. The Company will keep at its principal office minutes of all meetings of the Members and a record of all actions taken by the Members without a meeting.

6.10 **No Personal Liability**. Except as otherwise provided by applicable law or as expressly set forth in this Agreement, the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise (a) are solely the debts, obligations or other liabilities of the Company, and (b) do not become the debts, obligations or other liabilities of a Member solely by reason of such Member acting as a member; provided that any repeal of this provision as a matter of law or any modification of this subpart shall be prospective only, and shall not adversely affect any limitation on the personal liability of any Member existing at the time of such repeal or modification.

Notwithstanding the foregoing, if, outside of a Member's role as Member of the Company, a Member or any of its Affiliates is offered or discovers a Business Opportunity, such Member or any such Affiliate shall be free to pursue such Business Opportunity, in its sole discretion, and not be under any obligation to offer to the Company the right to pursue such Business Opportunity for the benefit of the Company.

## ARTICLE VII
## ACCOUNTING AND BANK ACCOUNTS

7.1 **Fiscal Year**. The fiscal year and taxable year of the Company will end on December 31 of each year, unless a different year-end is chosen by the Board or required by the Code.

7.2 **Books and Records**. At all times during the existence of the Company, the Company will cause to be maintained full and accurate books of account, which will reflect all Company transactions and be appropriate and adequate for the Company's business. The books and records of the Company will be maintained at the principal office of the Company. The books and records of the Company shall be maintained using such method of account as shall be selected by the Board.

7.3 **Financial Reports**. Within 90 days after the end of each fiscal year, there will be prepared and delivered to each Member:

(a) A balance sheet as of the end of such year and related financial statements for the year then ended; and

(b) All information with respect to the Company necessary for the preparation of the Members' federal and state income tax returns.

7.4 **Tax Returns and Elections; Tax Matters Member**. The Company will cause to be prepared and timely filed all federal, state and local income tax returns or other returns or statements required by applicable law. The Company will claim all deductions and make such elections for federal or state income tax purposes that the Board reasonably believes will produce the most favorable tax

results for the Members. The Board shall designate the Tax Matters Partner. Andres Acosta is hereby designated as the Company's initial Tax Matters Member, to serve with respect to the Company in the same capacity as a "tax matters partner" as defined in the Code, and in such capacity is hereby authorized and empowered to act for and represent the Company and each of the Members before the Internal Revenue Service in any audit or examination of any Company tax return and before any court selected by the Board for judicial review of any adjustment assessed by the Internal Revenue Service. Andres Acosta hereby accepts such designation. The Members specifically acknowledge, without limiting the general applicability of this Section 7.4, that the Tax Matters Member will not be liable, responsible or accountable in damages or otherwise to the Company or any Member with respect to any action taken by it in its capacity as a "Tax Matters Member."

Andes Acosta, or such other Member who hereafter may be appointed by the Governors, shall be (i) the Company's Tax Matters Member within the meaning of Section 6231(a)(7) of the Code and (ii) for Company taxable years beginning after December 31, 2017, the Company's Partnership Representative within the meaning of Section 6223 of the Code (as amended by the Bipartisan Budget Act of 2015 (the "**Bipartisan Budget Act**")). The Tax Matters Member shall have all powers and responsibilities provided in Section 6221 of the Code, et seq. The Partnership Representative shall have all powers and responsibilities provided in Section 6221 of the Code, et seq., as amended by the Bipartisan Budget Act (the "**New Audit Rules**"); provided, however, that the Partnership Representative shall take all reasonable actions necessary to ensure that the Company shall not be liable for any federal income tax (and any related interest and penalties) under the New Audit Rules, including, but not limited to, (i) electing out of the provisions of the New Audit Rules for each taxable year of the Company beginning after December 31, 2017, pursuant to Section 6221(b) of the Code (as amended by the Bipartisan Budget Act) or (ii) electing the alternative procedures of Section 6226 of the Code (as amended by the Bipartisan Budget Act) in the event that the Company receives a "notice of final partnership adjustment" (within the meaning of the New Audit Rules). Any deficiency for taxes imposed on any Member (including interest and penalties imposed with respect to taxes and any taxes imposed pursuant to Section 6226 of the Code as amended by the Bipartisan Budget Act) will be paid by the Member and, if required to be paid (and actually paid) by the Company, will be recoverable from the Member. The Tax Matters Partner and Partnership Representative shall keep all Members informed of all notices from government taxing authorities which may come to the attention of the Tax Matters Partner or Partnership Representative. The Company shall pay and be responsible for all reasonable third party costs and expenses incurred by the Tax Matters Member or Partnership Representative in performing those duties. The Tax Matters Member or Partnership Representative is authorized and required to represent the Company in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Members agree to cooperate with the Tax Matters Member or Partnership Representative and to do or refrain from doing any or all things reasonably required by the Tax Matters Member or Partnership Representative to conduct such proceedings. Any direct out-of-pocket expense incurred by the Tax Matters Member or Partnership Representative in carrying out his obligations hereunder shall be allocated to and charged to the Company as an expense of the Company for which the Tax Matters Member or Partnership Representative shall be reimbursed.

7.5 **Section 754 Election.** If a distribution of Company assets occurs that satisfies the provisions of Code § 734 or if a transfer of an Interest occurs that satisfies the provisions of Code § 743, upon the determination of the Board, the Company will elect, pursuant to Code § 754, to adjust the basis of the Property to the extent allowed by Code § 734 or Code § 743 and will cause such adjustments to be made and maintained.

7.6 **Bank Accounts**. All funds of the Company will be deposited in a separate bank, money market or similar account or accounts approved by the Board and in the Company's name. Withdrawals therefrom may be made only by individuals authorized to do so by the Board.

7.7 **Company Information**. The information that the Company is required to furnish, without demand, to the Members pursuant to Section 322C.0410, Subd. 2 of the Revised Act is limited to the following:

(a) articles of organization;

(b) this Agreement and any amendments thereto;

(c) quarterly financial statements, internally prepared;

(d) annual financial statements, internally prepared;

(e) state and federal tax returns; and

(f) articles of dissolution.

Each Member acknowledges and agrees that the foregoing is all of the information that is reasonably necessary, without demand, for the proper exercise of its rights and duties under this Agreement and the Act for the purposes of Section 322C.0410, Subd. 1(2)(i) and Subd. 1(3) of the Revised Act whether such information is held by the Company or another Member.

7.8 **Confidential Information.**

(a) In addition to any restrictions the Company might impose pursuant to Section 322C.0410, Subd. 7 of the Revised Act, each Member acknowledges that during the term of this Agreement, such Member will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company, subsidiaries of the Company and their Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents, whether the foregoing are oral, written, electronic, or contained in any other form or medium, which the Company treats as confidential, (collectively, "**Confidential Information**"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing such Member's investment in the Company or performing such Member's duties as a manager, officer, employee, consultant or other service provider of the Company) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during such Member's association (as an owner or transferee of an Interest) or employment with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b) Nothing contained in this Section 7.8 shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; (vi) to such Member's representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 7.8 as if a Member; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Interests from such Member, as long as such Transferee agrees to be bound by the provisions of this Section 7.8 as if a Member; provided, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and the three Members with the largest Percentage Interest in the Company) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of this Section 7.8 shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or becomes available to a Member or any of its Representatives on a non-confidential basis prior to its disclosure to the receiving Member and any of its Representatives in compliance with this Agreement; (iii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iv) becomes available to the receiving Member or any of its representatives on a non-confidential basis from a source other than the Company, any other Member or any of their respective representatives; provided, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the disclosing Member or any of its representatives.

## ARTICLE VIII
## TRANSFERS OF INTERESTS AND EVENTS OF WITHDRAWAL

8.1 **General Restrictions.** Except as expressly provided in this Agreement, no Member may Transfer all or any part of such Member's Interest to any other Person. Any purported Transfer of an Interest in violation of the terms of this Agreement will be null and void and of no effect. A permitted Transfer pursuant to an instrument relating thereto will be effective as of the date, if any, specified in such instrument. Any Transferee desiring to make a further Transfer will become subject to all of the provisions of this ARTICLE VIII to the same extent and in the same manner as any Member desiring to make any Transfer.

8.2 **Permitted Transfers.** Each Member (a "**Transferor**") may Transfer (but not substitute the assignee as a Substitute Member in such Member's place, except in accordance with Section 8.3), by a written instrument, all or any part of such Member's Interest to a Permitted Transferee or a transferable interest under the Revised Act to any other Person (in either case, a "Transferee"), provided that the Transfer would not result in the "termination" of the Company pursuant to Code § 708. Any Transferee of an Interest as allowed by this Section 8.2 who does not become a Substitute Member as provided in Section 8.3 (i) will not be a Member and will not have any right to vote as a Member or to participate in the management of the business and affairs of the Company, such right to vote such Interest and to participate in the management of the business and affairs of the Company continuing with the Transferor, if able, and (ii) shall have only those rights accorded to the transferee of a transferable interest as set forth in Section 322C.0502 of the Revised Act. The Transferee will, however, be entitled to distributions and allocations of the Company, as provided in ARTICLE IV, attributable to the Interest that is the subject of the Transfer to such Transferee.

8.3 **Substitute Members.**

(a) No Transferee of all or part of a Member's Interest will become a Member in place of the Transferor (a "**Substitute Member**") unless and until:

(i) the Transferor (if living) has stated such intention in the instrument of assignment;

(ii) the Transferee has executed a joinder or other instrument accepting and adopting the terms and provisions of this Agreement in the form attached as Exhibit B;

(iii) the Transferor or Transferee has paid all reasonable expenses of the Company in connection with the admission of the Transferee as a Substitute Member; and

(iv) the Transferee is (A) a Permitted Transferee, (B) the Transferee has acquired the Interests properly pursuant to Section 8.8 or 8.9, or (C) approved to be a Substitute Member by the Board of Governors

(b) Upon satisfaction of all of the foregoing conditions with respect to a Transferee, the Board will cause this Agreement to be duly amended to reflect the admission of the Transferee as a Substitute Member.

8.4 **Effect of Admission as a Substitute Member**. Unless and until admitted as a Substitute Member pursuant to Section 8.3, a Transferee is not entitled to exercise any rights of a Member in the Company, including the right to vote, grant approvals or give consents with respect to such Interest, the right to require any information or accounting of the Company's business or the right to inspect the Company's books and records, but a Transferee will only be entitled to receive, to the extent of the Interest transferred to such Transferee, the Distributions to which the Transferor would be entitled. A Transferee who has become a Substitute Member has, to the extent of the Interest transferred to such Transferee, all the rights and powers of the Member for whom such Transferee is substituted and is subject to the restrictions and liabilities of a Member under this Agreement. Upon admission of a Transferee as a Substitute Member, the Transferor will cease to be a Member of the Company to the extent of such Interest.

8.5 **Additional Members and Interests**. Except for the Board's right to admit Member's pursuant to Section 3.2, additional Members may be admitted to the Company and additional Interests may be issued with the approval of the Board and the consent of a Super-Majority in Interest of the Members. The Board will cause Schedule 1 to be revised to reflect any adjustment in the Interests of the Members in accordance with this Section 8.5, but such revision shall not, by itself constitute an amendment of this Agreement for purposes of Section 10.10.

8.6 **Redemption of Interests.** Any Interest may be redeemed by the Company, by purchase or otherwise, upon the consent of the holder of such Interest and approval by the Board. The Board will cause Schedule 1 to be revised to reflect any adjustment in the Interests of the Members in accordance with this Section 8.6, but such revision shall not, by itself constitute an amendment of this Agreement for purposes of Section 10.10

8.7 **No Dissociation**. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member or as a result of any other events specified in Section 322C.0602 of the Revised Act except for the events set forth in clauses (11) merger, (12) conversion and (13) domestication of Section 322C.0602 of the Revised Act. So long as a Member continues to hold any Interest, such

Member shall not have the ability to withdraw or resign as a Member and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Interest (other than (i) a transfer for security purposes; or (ii) a charging order in effect under Section 322C.0503 of the Revised Act which has not been foreclosed) such Person shall no longer be a Member and shall be dissociated.

8.8 **Drag-Along and Tag-Along Rights.**

(a) **Drag-Along.** In the event that Members holding a Majority in Interest (a "**Control Group**") desires to accept a bona fide offer for the merger, sale of substantially all the assets, or other reorganization of the Company or the sale, exchange or other Transfer of Interests of the Company constituting at least fifty percent (50%) of the voting power of all Interests issued and outstanding and entitled to vote by percentage (whether in a single transaction or two or more related transactions), then the Control Group shall have the right (but not the obligation), upon the giving of written notice thereof to the remaining Members, to require the remaining Members to participate in such proposed transaction to the same extent, pursuant to the same terms and conditions of, at the same price per Interest, or the same exchange value per Interest, and pro rata with, the Control Group. The other Members shall not be obligated to honor the foregoing rights if the transaction directly or indirectly transfers any consideration for the Control Group's Interests not shared pro rata with such other Members.

(b) **Tag-Along.** In the event that the Control Group proposes to Transfer all or any portion of the Interests held by them to another person (whether by way of a sale or exchange of Interests, merger or other reorganization of the Company or in any public offering or tender offer), the Control Group shall give notice of the proposed transaction (including price and other material terms and conditions) to each other Member at least 30 days prior to the expected closing of the transaction and allow each of them 15 days to elect (by written notice to the Company) to participate in the transaction on the same terms and conditions which apply to the Control Group. Each such Member who timely elects to participate may sell a proportional amount of such Member's Interests equal to the *product of* (i) the total Interests proposed to be sold by the Control Group in the transaction, *multiplied by* (ii) a fraction, the numerator of which is equal to the total Interests held by such Member and the denominator of which is all of the issued and outstanding Member's Interests. The Interest which the Control Group may sell in that transaction shall be correspondingly reduced by the Interests to be sold by such other Members under this Section 8.8(b). Each such Member who timely elects to participate in the transaction shall deliver to the buyer or transferee in that transaction and otherwise execute and deliver related documents and agreements, at the same time and in the same form as is required of the Control Group. The co-sale rights set forth in this subsection shall not apply to (i) a pledge of Interests or enforcement thereof pursuant to a bona fide loan transaction between the Company and/or its subsidiaries and any institutional lender prior to or after the date of this Agreement (and the pledgee and/or pledgeholder thereunder and the assignees of either of them shall take the pledgee Interests free and clear of the co-sale rights set forth in this paragraph), or (ii) any bona fide gift without consideration or Transfer upon death of the Control Group's Interests, or Transfer by marital property settlement or order, or any involuntary Transfer other than the pledge referred to above.

(c) The Company shall have the right without further action of any of the other parties hereto to bind other existing or future Members of the Company to the rights and obligations of this Section 8.8 without requiring such Members to become parties to this Agreement.

8.9 **Purchase of Interest Upon Voluntary Transfer.**

(a) **Sale Interests**. Except as provided in Sections 8.2 or 8.8, if a Member desires to voluntarily Transfer such Member's Interests pursuant to a Bona Fide Offer from a Person other than a Permitted Transferee who desires to become a Substituted Member (such Member being hereinafter referred to as the "**Selling Member**"), then the Selling Member shall give written notice to the Company and the other Members of such desire. The notice shall include a true and complete copy of all documents constituting the Bona Fide Offer and specify the Interests which are the subject of the proposed Transfer (the "**Sale Interests**"), the identity of the proposed transferee.

(b) **First Option Period**. For the period of 30 days (the "**First Option Period**") following delivery of the notice specified in Section 8.9(a), the non-selling Members shall have the right to buy all or a portion of the Sale Interests at the purchase price and on the terms set forth in the Bona Fide Offer. A Member shall exercise such Member's respective right of purchase by delivering to the Selling Member, other Members and Company, within the First Option Period, written notice specifying the portion of Sale Interests to be purchased and designating a place and time for closing which shall be within 60 days thereafter. Members desiring to purchase all or a portion of the Sale Interest shall have the primary right to purchase that portion of Sale Interests as such Member's Interest in Company prior to this purchase bears to the total Interests held by all Members desiring to purchase such Sale Interests.

(c) **Second Option Period**. For a period of 15 days (the "**Second Option Period**") beginning with the termination of the First Option Period, the Company shall have the right to buy at the price and on the same terms as the non-selling Members all (but not less than all) of the Sale Interest which the non-selling Members have not elected to purchase.

(d) **Transfer or Non-Transfer of Sale Interests**. Notwithstanding the foregoing, unless the non-selling Members and/or the Company elect to purchase all of the Sale Interests, the Selling Member shall not be required to sell to them any of the Sale Interests. Instead, the Selling Member shall be entitled, for a period of 60 days following the expiration of the Second Option Period to Transfer the Sale Interests to the person identified in, and in the manner and on the terms and conditions specified in, the notice given pursuant to Section 8.9(a). If the ownership of the Sale Interests has not been acquired by the prospective transferee identified in the notice given pursuant to Section 8.9(a) within such 60 day period, the Selling Member's right to transfer the Sale Interests pursuant to Section 8.9(a) shall expire and the ownership of the Sale Interests shall remain with the Selling Member and continue to be subject to all the terms and conditions of this Agreement, including this Section 8.9. Notwithstanding anything to the contrary, all the Sale Interests acquired by any transferee under the provisions of this Section 8.9 shall remain fully subject to this Agreement and such transferee (if not already a Member) shall execute and deliver a joinder to this Agreement in form attached hereto as Exhibit B and shall thereafter be a Substitute Member with respect to the Sale Interests.

## ARTICLE IX
## DISSOLUTION AND TERMINATION

9.1 **Events Causing Dissolution.**

(a) Notwithstanding Section 322C.0701, the Company will be dissolved upon the first to occur of the following events:

(i) upon the approval of a Super-Majority in Interest; or

(ii) upon the entry of a decree of judicial permitted under Section 322C.0701 of the Revised Act.

(b) To the full extent permitted by applicable law, the forgoing events which cause dissolution of the Company shall be the exclusive events which cause the dissolution of the Company.

9.2 **Effect of Dissolution**. Except as otherwise provided in this Agreement, upon the dissolution of the Company, the Board will take such actions as may be required to wind up, liquidate and terminate the business and affairs of the Company in accordance with this Agreement and applicable laws. In connection with such winding up, the Board may liquidate and reduce to cash (to the extent necessary or appropriate) the assets of the Company as promptly as is consistent with obtaining fair market value therefor, apply and distribute the proceeds of such liquidation and any remaining assets in accordance with the provisions of Section 9.3, and do any and all acts and things authorized by, and in accordance with, applicable laws for the purpose of winding up and liquidation.

9.3 **Application of Proceeds**. Upon dissolution and liquidation of the Company, the assets of the Company will be applied and distributed in the order of priority set forth in Section 4.2.

## ARTICLE X
## MISCELLANEOUS

10.1 **Investment Representations**. Notwithstanding anything to the contrary in a Member's Joinder or any other subscription agreement executed by the Member (if any), each Member hereby represents and warrants to the Company and the other Members as follows:

(a) The Member is acquiring such Member's Interest in the Company for such Member's own account for investment only and not for the purpose of, or with a view to the resale or distribution thereof in whole or in part. No one other than the Member has any interest in or any right to acquire such Member's Interest in the Company except as provided within this Agreement.

(b) The Member understands that such Member's Interest in the Company is not registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or under the securities or "blue sky" laws of any state and that the future transfer of such interest may be limited by (i) the necessity of effecting any registration or complying with the exemption required by the Securities Act or any applicable state securities or "blue sky" laws and (ii) the restrictions on transfer contained in this Agreement.

(c) The Member is a sophisticated investor with knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of the prospective investment in the Company and has not relied and will not rely on any information provided by or representations or warranties of the Company, except as expressly provided in this Agreement, in evaluating the merits and risks of the prospective investment in the Company and the prospective investment by the Company in the project to be constructed by the Company.

(d) The Member is an "accredited investor" as defined under Regulation D of the Securities Act, as amended, and is not an "Investment Company" subject to the Investment Company Act of 1940.

(e) If the Member is an Entity Member, the Member is and will be duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation.

(f) The execution and delivery of this Agreement by such Member and the performance by such Member of the transactions contemplated hereby have been duly authorized by all requisite corporate or company action and proceedings. The execution and delivery of this Agreement by the Member and the performance of the transactions contemplated hereby will not violate or result in a breach of, or default under, any instrument or agreement to which it is a party or is bound, and this Agreement is binding upon and enforceable against it in accordance with its terms, except for the provisions of the bankruptcy and similar laws affecting creditors' rights generally and equitable principles.

(g) No consent, authorization, approval, order, license, certificate, or permit or act of or from, or declaration or filing with, any governmental authority or any party to any contract, agreement, instrument, lease, or license to which the Member is a party or by which such Member is bound, is required for acquisition of the Member's Interest as contemplated hereby or the execution, delivery, or compliance by it with the terms of this Agreement.

(h) The Members believe there is a reasonable possibility of profit and intend to take all action reasonably required for the Company to realize a profit; *provided, however*, that no Member nor any Member's Affiliates shall incur any economic burden except as provided in this Agreement. Nonetheless, the Members understand and acknowledge that the Company has no guaranty of a specified return nor a guaranty against loss of income or capital.

10.2 **Title to the Property**. Title to the Property will be held in the name of the Company. No Member has any ownership interest or rights in the Property, except indirectly by virtue of such Member's ownership of an Interest. No Member has any right to seek or obtain a partition of the Property, nor does any Member have the right to any specific assets of the Company upon the liquidation of or any distribution from the Company.

10.3 **Nature of Interest in the Company**. An Interest is personal property for all purposes.

10.4 **Organizational Expenses**. Each Member will pay such Member's own expenses incurred in connection with the review and negotiation of this Agreement.

10.5 **Notices**. Any notice, demand, request or other communication (a "**Notice**") required or permitted to be given by this Agreement, the Revised Act (or Act if prior to the Revised Act Date) to the Company, any Member, or any other Person will be sufficient if in writing and if hand delivered or mailed by registered mail, certified mail or express courier to the Company at its principal office or to a Member or any other Person at the address of such Member or such other Person as it appears on Schedule 1 next to such Member's name or, if updated by the Member by written notice to the Company, in the records of the Company or sent by facsimile transmission to the telephone number, if any, of the recipient's facsimile machine as such telephone number appears on the records of the Company, or sent via email to the email address, if any, of the recipient as it as it appears on Schedule 1 next to such Member's name or, if updated by the Member by written notice to the Company, in the records of the Company. All Notices that are mailed will be deemed to be given when deposited in the United States mail, postage prepaid. All Notices that are hand delivered will be deemed to be given upon delivery. All Notices that are given by facsimile transmission or e-mail (with confirmation of transmission) will be deemed given when sent if sent during normal business hours of the recipient and on the next business day if sent after normal business hours of the recipient.

10.6 **Waiver of Default**. No consent or waiver, express or implied, by the Company or a Member with respect to any breach or default by another Member hereunder will be deemed or construed to be a consent or waiver with respect to any other breach or default by such Member of the same

provision or any other provision of this Agreement. Failure on the part of the Company or a Member to complain of any act or failure to act of another Member or to declare such other Member in default will not be deemed or constitute a waiver by the Company or the Member of any rights hereunder.

10.7 **No Third Party Rights**. None of the provisions in this Agreement are for the benefit of or enforceable by any third-party, including creditors of the Company; *provided, however*, that the Company may enforce any rights granted to the Company under this Agreement, its Articles or under the Act or Revised Act, as the case may be.

10.8 **Entire Agreement**. This Agreement, together with the Articles, constitutes the entire agreement among the Members and supersedes all other written, oral, or implied agreements, arrangements, and understandings among the Members the formation, operation and continuation of the Company and the relations among and between the Members and the Company.

10.9 **Complete Statement of Expectations**. Each Member represents and warrants that:

(a) This Agreement (together with the Joinder or any other subscription agreement executed by a Member, if any) forms a complete statement of the reasonable expectations of such Member with respect to the formation, operation, and continuation of the Company and the relations among and between the Members and the Company, and such Member does not have any such expectations not set forth in this Agreement.

(b) This Agreement (together with the Joinder or any other subscription agreement executed by a Member, if any) contains a complete statement of all expectations that were material to such Member's decision to become a Member of the Company.

(c) This Agreement may not be amended or altered by any oral representation or implied or implicit conduct or actions.

10.10 **Amendments to this Agreement.**

(a) Except as otherwise provided herein, this Agreement and the Articles may not be modified or amended in any manner other than by the written agreement of a Super-Majority in Interest of the Members at the time of such modification or amendment.

(b) This Agreement may be amended by the Board, without any execution of such amendment by the Members, in order to reflect the occurrence of any of the following events provided that all of the conditions, if any, contained in the relevant Sections of this Agreement with respect to such event have been satisfied:

(i) an adjustment of the Interests of the Members upon making any Transfer contemplated in ARTICLE VIII (including in connection with the admission of a Substitute Member); or

(ii) the modification of this Agreement to comply with the relevant tax laws pursuant to Sections 3.4 or 4.5(j).

(c) Notwithstanding anything to the contrary in this Section 10.10, without the written consent of all Members, no amendment to this Agreement may:

(i) add to, detract from or otherwise modify the purposes of the Company as set forth in this Agreement;

(ii) enlarge the obligations of any Member under this Agreement;

(iii) amend any provisions of ARTICLE IV other than an amendment to comply with the relevant tax laws as provided in Section 4.5(j); or

(iv) amend this Section 10.10 or any provision of this Agreement requiring the consent of a Super-Majority in Interest of the Members.

10.11 **Severability**. If any provision of this Agreement is held to be illegal, invalid or unenforceable to any extent, the legality, validity and enforceability of the remainder of this Agreement will not be affected thereby and will remain in full force and effect and may be enforced to the greatest extent permitted by law.

10.12 **Binding Agreement**. Subject to the restrictions on the disposition of Interests herein contained, the provisions of this Agreement are binding upon, and will inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors and permitted assigns.

10.13 **Counterparts; Electronic Signatures**. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

10.14 **Governing Law**. This Agreement is governed by, and is to be construed in accordance with, the laws of the State of Minnesota.

10.15 **Remedies**. In the event of a default by any party in the performance of any obligation undertaken in this Agreement, in addition to any other remedy available to the non-defaulting parties, the defaulting party must pay to each of the non-defaulting parties all costs, damages, and expenses, including reasonable attorneys' fees, incurred by the non-defaulting parties as a result of such default. If any dispute arises with respect to the enforcement, interpretation, or application of this Agreement and court proceedings are instituted to resolve such dispute, the prevailing party in such court proceedings may recover from the non-prevailing party all costs and expenses, including reasonable attorneys' fees, incurred by the prevailing party in such court proceedings.

[*signature pages follow*]

**PHENOMIX SCIENCES LLC OPERATING AGREEMENT**

IN WITNESS WHEREOF, the Company and the Members hereto have signed and acknowledged this Agreement as of the Effective Date.

**COMPANY**

PHENOMIX SCIENCES LLC

By: [signature]
Name: Andres Acosta MD PhD
Its: __________
Date: 4/6/18

**PHENOMIX SCIENCES LLC OPERATING AGREEMENT**

IN WITNESS WHEREOF, the Company and the Members hereto have signed and acknowledged this Agreement as of the Effective Date.

**INITIAL MEMBERS:**

______________________
Andres Acosta

______________________
Michael Camilleri

**PHENOMIX SCIENCES LLC OPERATING AGREEMENT**

**SCHEDULE 1 – MEMBERS AND INTERESTS**

| Member's Name and Address | Initial Capital Contribution | Units | Percentage Interest |
|---|---|---|---|
| Andres Acosta<br>____________________<br>____________________ | Intellectual Property Founder CEO and Cash (as reflected on the books of the Company) | 800,000 | 64 % |
| Michael Camilleri<br>____________________<br>____________________ | Intellectual Property | 200,000 | 16 % |
| RESERVED UNITS | N/A | 250,000 | 20.0% |
| **Total** | - | **1,250,000** | **100%** |

**PHENOMIX SCIENCES LLC OPERATING AGREEMENT**

**EXHIBIT A**

**Articles of Organization**

[*see attached*]

# Office of the Minnesota Secretary of State
# Certificate of Organization

I, Steve Simon, Secretary of State of Minnesota, do certify that: The following business entity has duly complied with the relevant provisions of Minnesota Statutes listed below, and is formed or authorized to do business in Minnesota on and after this date with all the powers, rights and privileges, and subject to the limitations, duties and restrictions, set forth in that chapter.

The business entity is now legally registered under the laws of Minnesota.

| | |
|---|---|
| Name: | Phenomix Sciences LLC |
| File Number: | 960570200026 |
| Minnesota Statutes, Chapter: | 322C |
| This certificate has been issued on: | 08/09/2017 |


THE GREAT SEAL OF THE STATE OF MINNESOTA
L'ETOILE DU NORD
1858

Steve Simon
Secretary of State
State of Minnesota

# Office of the Minnesota Secretary of State

## Minnesota Limited Liability Company/Articles of Organization

*Minnesota Statutes, Chapter 322C*

**The individual(s) listed below who is (are each) 18 years of age or older, hereby adopt(s) the following Articles of Organization:**

ARTICLE 1 - LIMITED LIABILITY COMPANY NAME:

**Phenomix Sciences LLC**

ARTICLE 2 - REGISTERED OFFICE AND AGENT(S), IF ANY AT THAT OFFICE:

| Name | Address: |
|---|---|
| | **2316 Baihly Hills Drive SW Rochester MN 55902 USA** |

ARTICLE 3 - DURATION: **PERPETUAL**

ARTICLE 4 - ORGANIZERS:

| Name: | Address: |
|---|---|
| **Andres Acosta** | **2316 Baihly Hills Drive SW Rochester MN 55902 USA** |

If you submit an attachment, it will be incorporated into this document. If the attachment conflicts with the information specifically set forth in this document, this document supersedes the data referenced in the attachment.

***By typing my name, I, the undersigned, certify that I am signing this document as the person whose signature is required, or as agent of the person(s) whose signature would be required who has authorized me to sign this document on his/her behalf, or in both capacities. I further certify that I have completed all required fields, and that the information in this document is true and correct and in compliance with the applicable chapter of Minnesota Statutes. I understand that by signing this document I am subject to the penalties of perjury as set forth in Section 609.48 as if I had signed this document under oath.***

SIGNED BY: **Andres Acosta**

---

MAILING ADDRESS: **None Provided**

EMAIL FOR OFFICIAL NOTICES: **andresacostac@yahoo.com**

**Work Item 960570200026**
**Original File Number 960570200026**

STATE OF MINNESOTA
OFFICE OF THE SECRETARY OF STATE
FILED
**08/09/2017 11:59 PM**

Steve Simon
Secretary of State

## CONTRIBUTION AGREEMENT

The undersigned hereby agrees to contribute all rights to enter into a license with Mayo Foundation for Medical Education and Research ("Mayo") for technology invented by the undersigned and available for licensure pursuant to Mayo's entrepreneurial license program to Phenomix Sciences LLC, a Minnesota limited liability company (the "Company") in consideration for a sixteen percent (16 %) Membership Interest and two hundred thousand (200,000) Membership Units in the Company (as those terms are defined in the Operating Agreement dated April 6, 2018, among the members of the Company).

The undersigned also agrees that a statement setting forth the foregoing may be placed in the required records of the Company.

Dated: April 6, 2018.

Michael Camilleri

## ACCEPTANCE

On behalf of the Company, the undersigned, Andres Acosta, Chief Executive Officer, hereby accepts the above agreement of Michael Camilleri to contribute all rights to enter into a license with Mayo Foundation for Medical Education and Research ("Mayo") for technology invented by Michael Camilleri and available for licensure pursuant to Mayo's entrepreneurial license program in consideration for a sixteen percent (16 %) Membership Interest and two hundred thousand (200,000) Membership Units in Company (as those terms are defined in the Operating Agreement dated ~~February~~ April 6, 2018, among the members of the Company).

Dated: April 6, 2018.

PHENOMIX SCIENCES LLC

By: ____________________

Andres Acosta, Chief Executive Officer